EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the use of our reports dated March 7, 2007 with respect to the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference in this Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in such Registration Statement. Our report refers to a change in the method of accounting for all stock-based awards made to employees and directors effective January 1, 2006.
/s/  KPMG LLP
Seattle, Washington
January 21, 2008